Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

BRAINSTORM CELL THERAPEUTICS INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Brainstorm Cell Therapeutics Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation, on June 24, 2014, duly adopted resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation and, on September 2, 2014, pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware, ratified such resolutions:

RESOLVED:	That the Certificate of Incorporation of the Corporation be amended by adding the following sentences at the end of the first sentence of Article FOURTH thereof:

“That, effective at 11:59 p.m., Eastern time, on the filing date of this Certificate of Amendment of Certificate of Incorporation (the “Effective Time”), a one-for-fifteen reverse stock split of the Common Stock shall become effective, such that each fifteen shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair value of the Common Stock as determined by the Board of Directors of the Corporation.”

SECOND: That the stockholders of the Corporation, at the Annual Meeting of Stockholders held on August 14, 2014 duly approved said proposed Certificate of Amendment of Certificate of Incorporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 15th day of September, 2014.

Brainstorm Cell Therapeutics Inc.

By:	/s/ Dr. Anthony Fiorino
Name: Dr. Anthony Fiorino
Title: Chief Executive Officer